iPhone2, Inc.
320 Plaza Real, Suite 507
Boca Raton, FL 33432

August 29, 2006

Mr. Jeffrey Gordon
Staff Accountant
United States Securities
and Exchange Commission
Washington, D.C. 20549-7010

Re: Form 8-K Item 4.01, Filed July 21, 2006
File # 0-32471

Dear Mr. Gordon:

Reference is hereby made to your correspondence dated as of July 24, 2006 to iPhone2, Inc. (the “Company”) relating to its recent filing of a Current Report on Form 8-K filed July 21, 2006 (File No. 0-32471). Please note that we have prepared an amended Current Report on Form 8-K/A (the “Form 8-K/A”) reflecting your comments and clarifying the issues set forth in your letter.

Additionally, in connection with your correspondence, please note the following specific responses to your comments, in number order.

1. Please note that the Form 8-K/A now includes all of the information required by Item 304 of Regulation S-B, and clarifies that the former accountant, Sherb & Co., LLP (“Sherb & Co.”), resigned as of June 13, 2006, and that such resignation was not as a result of any kind of disagreement, adverse report or other similar matter described in Item 304. Additionally, the disclosure has been revised to indicate that the directors approved the decision to change accountants.

2. Please note that the Form 8-K/A specifies that no auditing services have been rendered by Sherb & Co. Additionally, we disclose in the Form 8-K/A that Sherb & Co. has not issued any adverse opinion or disclaimer of opinion or qualification as to uncertainty, audit scope or accounting principles of the Company, or any opinion or statement as to uncertainty regarding the ability of the Company to continue as a going concern.

3. The Form 8-K/A further specifies that there were no disagreements with Sherb & Co. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which caused Sherb & Co. to tender their resignation.

4. An updated agreement of the Auditors has been filed as Exhibit 16 to the Form 8-K/A.

5. The Company has not yet engaged a new independent auditor for its financial statements. The Company undertakes to file a new Form 8-K at the time that such new auditing firm is retained.

Please note that the Company hereby acknowledges that:

▪	The company is responsible for the adequacy and accuracy of the disclosures in the filing of the Form 8-K and Form 8-K/A,
▪	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions please feel free to contact the undersigned or my assistant, Charles Greenberg at (561) 636 4040 at any time.

Very truly yours,

/s/ Charles Greenberg
CEO